Exhibit 99.2

LithiumAmericas MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis dated as of October 26, 2022 (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the nine months ended September 30, 2022 (“Q3 2022 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 (“2021 annual financial statements”). Refer to Notes 2 and 3 of the Q3 2022 financial statements and Note 2 and 3 of the 2021 annual financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy province in the north-western region of Argentina, the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA and the Pastos Grandes project, located in Salta Province of Argentina (“Pastos Grandes”). Caucharí-Olaroz is a lithium brine project located in the Salar de Olaroz and the Salar de Caucharí. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Thacker Pass is a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentinean lithium project Pastos Grandes to its pipeline of projects.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly-owned subsidiary, Lithium Nevada. The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). The Company and Ganfeng collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital B.V. (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its wholly-owned subsidiaries, Millennial in Canada and Proyecto Pastos Grandes S.A. in Argentina. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction continues to progress towards production with key areas of the processing plant commenced commissioning in late Q3 2022.
•	With construction nearing completion, focus remains on prioritizing production volume over product quality during ramp-up.
o	As previously announced in July 2022, construction on a portion of the purification process designed to achieve battery-quality was deferred to the first half of 2023.
o	The Company expects to provide an update and guidance on production ramp-up schedule around the end of 2022.
•

Due primarily to the low official Argentine exchange rate and high local inflation, capital cost estimates at the official exchange rate have been revised to $852 million (on a 100% basis), up 15% from $741 million previously; however, at the substantially more favorable market-based exchange rate available and the streamlined production plan, the Company expects that there will be no material change to its total funding requirements for Stage 1.

o	As of September 30, 2022, 85% of the budget has been spent with a substantial portion deferred until 2023, to complete the purification process.
o

As of September 30, 2022, the Company had $63 million (49% share) in capital costs remaining at the official Argentine exchange rate, requiring funding of an estimated $31 million based on the latest market-based exchange rate.

•	Development planning for Stage 2 expansion of at least 20,000 tonnes per annum (“tpa”) of lithium carbonate equivalent (“LCE”) continues to progress to align with completion of Stage 1.
o	In Q2 2022, the seven local communities in the vicinity of the project approved the proposed expansion.

Pastos Grandes

•	The Company continues to advance the Pastos Grandes $30 million development plan, with completion of the plan and a resulting construction decision expected for the second half of 2023.
o

Following the recent exploration results from the adjacent property owned by Arena Minerals Inc. (TSXV: AN) (“Arena Minerals”) and additional modelling of the basin, the Company is updating its exploration plan.

United States

Thacker Pass

•	The Lithium Technical Development Center (“LiTDC”) in Reno continues to operate based on the Thacker Pass flowsheet to process raw ore to final battery-quality lithium carbonate.
o	As of September 2022, over 100 tonnes of lithium ore were collected at Thacker Pass to feed the LiTDC to produce product samples for potential customers and partners.
o	Results of ongoing test work to de-risk each step of the flowsheet continues to be in line with expectations.

3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

•

In Q2 2022, cultural work on approximately 13,000 acres was completed as required under the National Environmental Policy Act (“NEPA”) and conducted by an independent consultant, with the oversight and assistance of the Fort McDermitt Paiute and Shoshone Tribe (“Tribe”). No areas of archeological significance were identified at Thacker Pass.

•	In October 2022, the Company signed a Community Benefits Agreement (“CBA”) with the Tribe, to establish a framework for continued collaboration and define long-term benefits for the Tribe.
•

On August 11, 2022, briefings were submitted for the appeal of the issuance of the Record of Decision (“ROD”) for Thacker Pass. The US District Court, District of Nevada (“Federal Court”) has scheduled an oral hearing for January 5, 2023.

•

Lithium Americas is moving ahead with pre-construction activities, including the selection of an engineering, procurement and construction management (“EPCM”) firm to execute the development and construction plan for Thacker Pass.

•

The Company is also evaluating potential investment, partnership and supply agreements to support the development of a North American supply chain. In addition, Lithium Americas continues to progress the U.S. Department of Energy (“DOE”) Advanced Technology Vehicles Manufacturing (“ATVM”) loan program application.

•

The timing for completion of a feasibility study is now scheduled for Q1 2023, in order to reflect ongoing feedback from the strategic partnership and financing process, results of LiTDC operations and to align with the anticipated timing of the ROD appeal ruling.

Corporate

•	As at September 30, 2022, the Company had $392 million in cash, cash equivalents and short-term bank deposits, with an additional $75 million in available credit.
•

On July 18, 2022, the Company made an equity investment in Ascend Elements, Inc. (“Ascend Elements”), a US-based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares for $5 million.

•

On September 20, 2022, the Company entered a Strategic Collaboration Agreement with Green Technology Metals Ltd. (ASX:GT1) (“GT1”), in which it owns a 5% stake, to advance a common goal of developing an integrated lithium chemical supply chain in North America.

•	In September 2022, the Company was recognized on the TSX30 for the second consecutive year, ranking as one of the top 30 performers on the TSX.
•	The Company continues to advance a potential separation of its US and Argentina operations to unlock shareholder value and better position each business to pursue its independent strategy and growth.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q3 2022

Caucharí-Olaroz, Jujuy Province, Argentina

Figure A: Construction is advancing with key areas of the processing plant commenced commissioning in late Q3 2022	Figure B: With construction nearing completion, focus remains on prioritizing production volume over product quality during ramp-up.
Figure C: Pond harvesting to service the evaporation ponds continues	Figure D: The team begins to transition from construction to operations

5

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Caucharí-Olaroz as at September 30, 2022 was 1.48 per 200,000 hours worked. In October 2022, the project team achieved 8 million total person hours without a lost time injury incident.

On October 24, 2022, it is with deep sadness that the Company reported two fatalities at site. The two separate incidents occurred at the camp and are not believed to be the result of workplace accidents. As of the date of this MD&A, the incidents are under investigation and the Company is working with the relevant authorities.

Construction Progress

With construction nearing completion, focus remains on prioritizing production volume over product quality during the ramp-up phase. Accordingly, completion of a portion of the purification process designed to achieve battery-quality product has been deferred to the first half of 2023. Prior to completion of the entire purification process and achievement of commercial production, the project is planned to produce lithium carbonate product of lower than battery-grade, which is expected to be sold by the Company and Ganfeng to third parties. The Company expects to provide an update and guidance on production ramp-up schedule around the end of 2022.

Evaporation Ponds and Production Wells

Earthworks for the 12 km2 of solar evaporation ponds and liner installation is complete. Currently, there are 40 production wells drilled. As of the date of this MD&A, approximately 26.8 million cubic meters (“m3”) of brine have been pumped into the ponds for evaporation. Pond harvesting to remove salt deposited at the bottom of the evaporation ponds continues.

Infrastructure

Construction of all required infrastructure was completed in Q3 2022, including the access roads and platforms for the wells, warehouses, gas and water pipelines and electricity supply lines.

Lithium Carbonate Plant

•	All critical, long-lead-time equipment required for commencement of production has been delivered to site.
•	Solid-liquid separation (SSL) has been completed.
•	Potassium chloride (KCl) plant and solvent extraction (SX) plant are over 95% complete.
•	Contractors are on site working towards completing the remainder of the lithium carbonate plant.

Capital Expenditures

Due primarily to the low official Argentine exchange rate and high local inflation, capital cost estimates at the official exchange rate have been revised to $852 million (on a 100% basis), up 15% from $741 million previously; however, at the substantially more favorable market-based exchange rate available and the streamlined production plan, the Company expects that there will be no material change to its total funding requirements for Stage 1.

As of September 30, 2022, 85% of the budget has been spent with a substantial portion deferred until 2023 to complete the purification process.

Project Financing and Liquidity

As of September 30, 2022, the Company had $63 million (49% share) in capital costs remaining at the official Argentine exchange rate, requiring approximately $31 million in additional funding based on the latest market-based exchange rate.

6

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Stage 2 Expansion

Development planning for Stage 2 expansion of at least 20,000 tpa LCE continues to progress to align with completion of Stage 1. In Q2 2022, the seven local communities in the vicinity of the project approved increasing the scope of the project to accommodate a proposed expansion.

Thacker Pass, Nevada, USA

Lithium Technical Development Center

The LiTDC in Reno continues to operate based on the full Thacker Pass flowsheet to produce battery-quality lithium carbonate samples for potential customers and partners. As of September 2022, over 100 tonnes of lithium ore had been collected at Thacker Pass to feed the LiTDC.

Ongoing test work to de-risk each step of the flowsheet continues to perform in line with expectations.

Financing and Partnership Process

In April 2022, the Company submitted a formal application to the DOE’s Loans Program Office to be used at Thacker Pass through the ATVM Loan Program. The ATVM Loan Program is designed to provide loans for facilities located in the United States for the manufacturing of advanced technology vehicles and qualifying components used in those vehicles.

The Company is also evaluating potential investment, partnership and supply agreements to support the development of a North American supply chain.

Process Engineering and Design

Feasibility Study for Phase 1 and 2

Lithium Americas continues to advance a feasibility study (“Feasibility Study”) targeting an initial production capacity of 40,000 tonnes per annum (“tpa”) of lithium carbonate (“Phase 1”) with a second stage expansion targeting a total production capacity of 80,000 tpa (“Phase 2”). Capital costs are expected to substantially increase from the estimates in the 2018 pre-feasibility study (“PFS”) due to processing and related infrastructure changes and the results of engineering and testing, additional requirements from the permitting process, incorporation of increased capacity, as well as external factors such as inflationary pressures and supply chain considerations. The timing for completion of the Feasibility Study is now scheduled for Q1 2023, in order to reflect ongoing feedback from the strategic partnership and financing process, results of LiTDC operations and to align with the anticipated timing of the ROD appeal ruling.

Design and Operating Updates

The Company has made significant progress in its understanding of the development and operational parameters at Thacker Pass since publishing the PFS in late 2018, including design, size and scope of facilities and supporting infrastructure, as well as the nature and use of inputs, reagents and processing procedures. Work on the Feasibility Study continues, and the Company expects there will be several marked differences between the PFS and the Feasibility Study in respect of the development plan, operations and costs. Some of the most significant differences are expected to include:

•	Addition of mineral beneficiation to improve acid consumption;
•	Addition of countercurrent decantation and a substantial increase in filtration to improve recovery and enable dry stack tailings to reduce environmental impact and meet requirements from regulators;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

•	Additional crystallization stages to remove magnesium;
•	Inclusion of ion exchange to remove calcium and boron to achieve battery grade; and
•	More complex carbonization process including bicarbonation and second stage crystallization.

Financial Performance Estimates

Based on the current feasibility work, the capital cost and operating cost estimates set out in the PFS are expected to be substantially different in the contemplated Feasibility Study. The Company expects that there will be a substantial increase in the capital cost estimate. The additional infrastructure and processing steps as contemplated by the updated planning for development and operations noted above will, on their own, result in a capital cost that is expected to greatly exceed that contemplated as the base case under the PFS, even assuming a comparable production scale. The increase in scale of production will result in a further increase in capital cost. Finally, external factors since the date of the PFS, including inflationary effects and supply chain issues, will result in substantially higher capital costs. The Company also expects that there will be a substantial increase in operating costs compared to that set out in the PFS, as a result of the additional infrastructure, processing and input requirements that are contemplated for the operation, as well as external effects such as inflation, wage increases and supply chain limitations. These cost increases are expected to be offset, in some measure, by revenue increases from a higher production rate and higher long-term pricing assumptions for lithium-based products, although the extent to which all of these factors, among others, will ultimately impact the financial performance of Thacker Pass cannot be verified with any certainty until such time as an updated mine plan, and in particular the contemplated Feasibility Study, has been completed.

EPCM Contractor

The Company is in the final stages of evaluating proposals to select an EPCM firm to execute the development and construction of Thacker Pass. In parallel, the Company continues to build out the development execution team with key hires.

Geotechnical Work

In anticipation of construction, the Company is planning to begin geotechnical drilling at Thacker Pass by the end of Q4 2022, to support the detailed design of project infrastructure and foundations.

Regulatory and Permitting

All state and federal permits necessary to commence construction are in place. The federal appeal of the ROD is ongoing with all briefings submitted on August 11, 2022 and an oral hearing is scheduled for January 5, 2023. The federal court is expected to make a decision after the oral hearing has been conducted.

Cultural work on approximately 13,000 acres at Thacker Pass was successfully completed in Q3 2022 with no archeological significant areas identified. The work was conducted by Far Western Anthropological Research Group, Inc. (“Far Western”), with the oversight and assistance of 11 members of the Tribe.

A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing and optioned water rights, which is expected to provide sufficient water for all of Phase 1, has been extended to early 2023 due to a staffing shortage at the Division of Water Resources. Final approval of the water rights transfer is not necessary to commence construction. The Company has recently commenced the process of negotiating additional water rights expected to be required for Phase 2 operations.

The Company has funded regional habitat enhancement projects for sage grouse and eagles.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Social Responsibility

Lithium Americas is committed to engaging with key stakeholders throughout the lifecycle of its projects to better understand and address their interests and concerns, and to advance our shared priorities. The Company continues to work collaboratively with the Tribe and communities closest to Thacker Pass.

Fort McDermitt Paiute and Shoshone Tribe

Building on several years of engagement and relationship-building between the Company and the Tribe, in October 2022, a Community Benefits Agreement (“CBA”) was jointly signed to establish a framework for continued collaboration and to define the long-term benefits for the Tribe. The Tribe is the closest Native American community to the project site, located approximately 40 miles from Thacker Pass.

The CBA provides the Tribe additional training and employment opportunities, and support for cultural education and preservation. Furthermore, the Company has agreed to build an 8,000 square foot community center for the Tribe that includes a daycare, preschool, playground, cultural facility and communal greenhouse to support reclamation efforts and provide income for the Tribe.

The Company is committed to providing community benefits, skills training and employment opportunities to the Tribe as Thacker Pass advances towards construction.

Skills Training and Cultural Assessment Job Opportunities

In October 2022, additional heavy equipment operator training for Tribe members took place on tribal lands, in anticipation of providing jobs during construction.

In late 2021 and early 2022, the Company arranged for specialized cultural monitor training for Tribe members, resulting in 11 members securing work with Far Western between April to mid-July 2022 to complete the cultural work at Thacker Pass.

Community Engagement

The Company continues to actively participate in the local community Negotiating Work Group, consisting of representatives of the local community Thacker Pass Concerned Citizens Group. The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass.

Of particular focus is the advancement of the proposed K-8 school in nearby Orovada. A location has been selected by the local community on public lands administered by the Bureau of Land Management (“BLM”), an environmental assessment has been completed by the BLM, and the Company is planning on commencing detailed design shortly. The Company intends to fund 100% of the costs for the design and construction of the school.

In coordination with the Nevada Department of Transportation, the Company is planning to complete traffic improvements to a local highway intersection in the Town of Orovada. The safety upgrades at the intersection of US-95 and SR293 were developed in consultation with the local community, who are very supportive of the proposed works.

Initiative for Responsible Mining Assurance (“IRMA”)

Lithium Americas is a Pending Member of IRMA. In the first half of 2022, the Company worked with IRMA to pilot their new draft IRMA Ready Standard for Responsible Mineral Exploration and Development. The Company is currently undertaking a gap analysis, to address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready framework.

9

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Environmental Stewardship

Lithium Americas is committed to minimizing the expected environmental footprint of Thacker Pass by incorporating environmental best practices and going beyond what is required by regulatory standards.

Carbon and Water

The Company is designing Thacker Pass to be a low-carbon and low-water utilization lithium operation and is working with a leading international environmental engineering consulting firm to baseline expected intensities, based on the current Feasibility Study work.

Scope 1 and Scope 2 carbon emission intensity per tonne of lithium carbonate produced from Thacker Pass’ process, is expected to be competitive to South American-based brine operations and substantially lower than US and Australian-based spodumene operations. The team is currently working on determining expected Scope 3 upstream and downstream carbon intensity.

Thacker Pass is being designed for low-water consumption, heavily relying on water recycling to meet its needs. Any water withdrawn will be recycled and reused an average of over 7 times within the production process, designed as a Zero Liquid Discharge facility intended to prevent the discharge of industrial wastewater into the environment.

2021 ESG-S Report

In July 2022, Lithium Americas published a 2021 Environment, Social, Governance and Safety (“ESG-S”) Report themed Enabling Transition, for the reporting period January 1, 2020 to December 31, 2021. The full report is available at www.lithiumamericas.com/esg.

Pastos Grandes, Salta Province, Argentina

Health and Safety

More than 300 days without a lost time incident in Pastos Grandes, with a focus on continually improving safety standards. A Near Miss campaign is being implemented, among other initiatives to further develop the site’s safety culture.

Exploration

Exploration work to further define Pastos Grandes since acquiring the project in early 2022 has included:

•

Review of conceptual geology, resource evaluation, reserves estimate and water balance, as well as incorporating data from Arena Minerals and Lithea Inc. (a subsidiary of Ganfeng), to complete a full basin static model.

•

A geophysical program to map the basin, interface of brine/water and mapping of brine geological units was defined and is expected to start in Q4 2022 and will include an initial re-processing of existing data.

•

Evaluation of the exploration approach to align with oil and gas industry best practices has resulted in identifying the need to use larger drilling equipment to achieve deeper targets and to gain drilling efficiency.

•	Permitting is underway to enable field work that will include geophysics and re-testing work to improve estimates.
•	Started a water balance monitoring strategy.

10

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Process and Engineering

The Pastos Grandes project has an on-site pilot plant that has been producing lithium carbonate samples since April 2021. Progress in process and engineering work since acquiring the project in early 2022 has included:

•	A specialized engineering company has been engaged to provide a quote for a front-end loading (FEL) estimate for the existing process and engineering information.
•	Testing alternative brine processing methods and assumptions at the project’s pilot plant facility.
•

Successfully completed trials on two different direct lithium extraction (“DLE”) technologies using Pastos Grandes brine. Results of the trials are expected to help understand DLE options and potential DLE technology suppliers.

•	Evaluating alternatives for solar ponds construction, with consideration of the experience and learnings from development of Cauchari-Olaroz.
•	A general project manager was retained for the project. In addition, other key hires to advance the project in Q3 2022 included a supply manager and a site health and safety technician.

Social Responsibility

The team at Pastos Grandes has established good relationships with the project’s affected communities based on years of engagement and being an active community participant. Recent progress in the communities include:

•	Work continues at the community center in Santa Rosa de los Pastos Grandes to improve the facility’s quality and safety conditions continue.
•	Implementation of proper maintenance and operation procedures for the freshwater well in the community to prevent pumping system issues.

Corporate Development

Separation Process

As previously announced in February 2022, the Company continues to advance a potential separation of its US and Argentina operations to unlock shareholder value and better position each business to pursue its independent strategy and growth.

Arena Minerals - Sal de la Puna Project, Argentina

A Technical Cooperation Agreement was signed with Arena Minerals in May 2022. The Agreement considers sharing of information, coordination of exploration and development works, and grants the Company access to Arena’s tenements for studies of the water system. This will accelerate development for both the Pastos Grandes and Sal de la Puna projects and apply a systemic approach over the resources.

Green Technology Metals

In Q2 2022, the Company acquired shares of GT1 through a private placement for total consideration of $10 million. In addition, in September 2022, Lithium Americas entered into a Strategic Collaboration Agreement with GT1 to advance a common goal of developing an integrated lithium chemical supply chain in North America. The agreement provides non-exclusive rights to undertake collaborative activities between the two parties and establishes a Strategic Management Committee for further joint exploration and development opportunities with focus on Canada and the U.S.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

For additional details on the investment and collaboration with GT1, please refer to Note 5 “Investment in Green Technology Metals” of the Company’s Q3 2022 Financial Statements available on SEDAR and the news releases issued by the Company on April 28, 2022 and September 20, 2022.

Ascend Elements

On July 18, 2022, the Company made an equity investment in Ascend Elements, a US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preference shares for $5 million. Please refer to Note 5 “Investment in Ascend Elements” of the Company’s Q3 2022 Financial Statements available on SEDAR.

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

(in US$ millions)	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets	1,023.9	1,043.5	1,136.2	817.3	716.2	708.6	707.9	326.7
Property, plant and equipment	8.8	9.2	8.7	4.4	3.5	1.6	1.8	1.9
Working capital	388.6	435.4	488.7	524.3	476.1	499.4	512.8	141.7
Total liabilities	251.3	231.5	308.5	281.0	188.7	165.0	146.0	136.0
Expenses	(25.3)	(90.3)	(16.0)	(7.7)	(16.6)	(13.0)	(8.8)	(8.1)
Net income/(loss) for the period	(40.9)	(16.6)	(46.1)	8.0	(17.2)	(19.3)	(9.9)	(9.7)
Basic income/(loss) per common share	(0.30)	(0.12)	(0.35)	0.07	(0.14)	(0.16)	(0.09)	(0.10)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP measures”).

Changes in the Company’s total assets, working capital, liabilities and net income (loss) were driven mainly by financings, M&A transactions, increases in loans and contributions to Caucharí-Olaroz, expenses in the period, changes in fair value of convertible senior notes derivative liability and the Company’s share of results of Caucharí-Olaroz.

In Q3 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $8.3 million and a loss on fair value of Arena Minerals warrants of $1.4 million. Total liabilities increased primarily due to a $18.4 million increase in fair value of convertible senior notes derivative liability since Q2 2022, partially offset by an interest payment of $2.8 million on convertible senior notes in July 2022.

In Q2 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on fair value of GT1 shares of $4.2 million. Total liabilities decreased primarily due to decrease in fair value of the convertible senior notes derivative liability by $81.6 million, offset by accrued interest on convertible senior notes of $2.5 million.

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, a $50.3 million increase in fair value of convertible senior notes derivative liability, offset by a repayment of $24.7 million limited recourse loan facility balance and accumulated interest.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment of the $205 million senior credit facility.

In Q1 2021, total assets and working capital increased primarily due to the $377 million in net proceeds raised from the underwritten equity offering.

In Q4 2020, total assets and working capital increased primarily due to $97 million in net proceeds from an at-the-market equity program.

Results of Operations – Net Loss Analysis

Nine Months Ended September 30, 2022 versus Nine Months Ended September 30, 2021

The following table summarizes the items that resulted in an increase in net loss for the nine months ended September 30, 2022 versus the nine months ended September 30, 2021, as well as certain offsetting items:

Financial results	Nine Months Ended September 30,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(33.4)	(25.9)	(7.5)
General and administrative	(14.0)	(7.2)	(6.8)
Equity compensation	(2.5)	(3.2)	0.7
Share of loss of Cauchari-Olaroz project	(81.0)	(1.9)	(79.1)
Share of loss of Arena Minerals	(0.7)	(0.2)	(0.5)
Transaction costs	-	(0.1)	0.1
Loss on JEMSE transaction	-	(4.7)	4.7
Gain on modification of the loans to Exar Capital	20.3	-	20.3
Loss on financial instruments measured at fair value	5.2	-	5.2
Finance costs	(15.8)	(8.8)	(7.0)
Foreign exchange gain/(loss)	1.8	0.1	1.7
Finance and other income	16.5	5.3	11.2
Income from discontinued operations	-	0.1	(0.1)
Net Loss	(103.6)	(46.5)	(57.1)

Higher net loss during the nine months ended September 30, 2022, is primarily attributable to:

•

higher share of loss of Caucharí-Olaroz related to amendment to the terms of the loans provided by Exar Capital to Minera Exar to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina which resulted in an extinguishment of the loans and the recognition of a related loss (see Note 6 of the Company’s Q3 2022 financial statements);

•	an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and Feasibility Study preparation;
•	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees;
•	increased finance costs due to amortization of convertible senior notes liability; and
•	loss on change in fair value of Arena Minerals warrants (see Note 5 of the Company’s Q3 2022 financial statements) and GT1 shares (see Note 5 of the Company’s Q3 2022 financial statements).

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Higher loss was partially offset by:

•	gain on change in fair value of convertible notes derivative driven primarily by a decrease in market value of the Company’s shares;
•	gain on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital (see Note 6 of the Company’s Q3 2022 financial statements); and
•	higher finance income from loans to Exar Capital and interest earned on cash investments with financial institutions and loans.

Expenses

Exploration and evaluation expenditures for the nine months ended September 30, 2022, of $33.4 million (2021 – $25.9 million) include expenditures incurred for Thacker Pass and Pastos Grandes. The increase in the Company’s exploration expenditures is mostly due to higher consulting, salaries, field supplies, permitting and environmental costs incurred during Q3 2022 and the timing of permitting and other expenditures on the projects.

Equity compensation for the nine months ended September 30, 2022 of $2.5 million (2021 - $3.2 million) is a non-cash expense and consists of $1.1 million (2021 - $1.2 million) fair market value of RSUs, and the $1.4 million (2021 - $2.0 million) fair value of PSUs vested during the period. Lower equity compensation during the nine months ended September 30, 2022 was mainly due to the lower number of RSUs, PSUs and DSUs granted in the current year.

Included in general and administrative expenses during the nine months ended September 30, 2022, of $14.0 million (2021 - $7.2 million) are:

•	Office and administrative expenses of $2.8 million (2021 - $2.1 million), which increased as a result of higher insurance costs due to tight insurance market conditions.
•

Professional fees of $4.3 million (2021 - $1.8 million) consisting mainly of legal fees of $1.7 million (2021 - $0.4 million), and consulting fees of $2.0 million (2021 - $1.2 million). Professional fees were higher due to increased corporate activities.

•

Salaries and benefits of $4.9 million (2021 - $2.4 million) increased mainly due to an increase in the number of employees to support growth of the Company’s operations, increases in remuneration of employees and directors due to an increase in operations and remuneration of the Pastos Grandes employees which has been consolidated in the Company’s results since the acquisition on January 25, 2022.

Other Items

Gain on change in fair value of convertible notes derivative of $12.8 million was driven by changes in the underlying valuation assumptions as at September 30, 2022, including a decrease as at September 30, 2022 compared to December 31, 2021, of the Company's market share price from $29.12 to $26.23 and an increase in the risk-free interest rate from 1.37% to 4.20%, partially offset by an increase in the volatility assumption from 65% to 70%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina, which represented an embedded derivative. This change in the terms of loans resulted in an extinguishment of the loans and the recognition of a related loss, and a loss on the embedded derivative due to the Argentine peso devaluation. The Company’s share of this loss was $71.4 million (net of tax impact).

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Finance and other income during the nine months ended September 30, 2022 was $16.5 million (2021 - $5.3 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

Three Months Ended September 30, 2022 versus Three Months Ended September 30, 2021

The following table summarizes the items that resulted in an increase in net loss for the three months ended September 30, 2022 (“Q3 2022”) versus the three months ended September 30, 2021 (“Q3 2021”), as well as certain offsetting items:

Financial results	Three Months Ended September 30,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(10.4)	(12.4)	2.0
General and administrative	(5.3)	(2.3)	(3.0)
Equity compensation	(0.9)	(0.9)	-
Share of loss of Cauchari-Olaroz project	(8.3)	(0.9)	(7.4)
Share of loss of Arena Minerals	(0.3)	(0.2)	(0.1)
Loss on financial instruments measured at fair value	(19.1)	-	(19.1)
Finance costs	(5.3)	(3.4)	(1.9)
Foreign exchange gain/(loss)	0.9	(0.1)	1.0
Finance and other income	7.8	3.0	4.8
Net Loss	(40.9)	(17.2)	(23.7)

Higher net loss in Q3 2022 is primarily attributable to:

•	loss on change in fair value of convertible notes derivative driven primarily by an increase in market value of the Company’s shares in Q3;
•

higher share of loss of Caucharí-Olaroz related to amendment of the loans provided by Exar Capital to Minera Exar to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina which resulted in an embedded derivative which is required to be measured at fair value at each reporting date resulting in a loss in Q3;

•	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees;
•	increased finance costs due to amortization of convertible senior notes liability; and
•	loss on change in fair value of Arena Minerals warrants.

Higher loss was partially offset by:

•	higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions and loans;
•	lower Thacker Pass exploration and evaluation expenditures in Q3 2022 related to engineering efforts, permitting and feasibility study preparation; and
•	gain on change in fair value of GT1 shares.

Expenses

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Exploration and evaluation expenditures for Q3 2022 of $10.4 million (2021 – $12.4 million) include mostly expenditures related to permitting, engineering and feasibility study-related preparation costs for Thacker Pass and Pastos Grandes.

Equity compensation for Q3 2022 of $0.9 million (2021 – $0.9 million) is a non-cash expense and consists of the $0.3 million (2021 – $0.3 million) fair market value of RSUs, and $0.6 million (2021 – $0.6 million) fair value of PSUs vested during the period.

General and administrative expenses during Q3 2022 were $5.3 million (2021 – $2.3 million), an increase due to increased corporate activities.

Other Items

Loss on change in fair value of convertible notes derivative of $18.4 million was driven by changes in the underlying valuation assumptions as at September 30, 2022, including an increase as at September 30, 2022 compared to June 30, 2022, of the Company's market share price from $20.13 to $26.23 and an increase in the risk-free interest rate from 3.08% to 4.20%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

Finance and other income during the Q3 2022 was $7.8 million (2021 – $3.0 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine Months Ended September 30,
(in US$ million)	2022	2021
	$	$
Cash used in operating activities	(50.9)	(36.7)
Cash used in investing activities	(252.6)	(56.8)
Cash provided by financing activities	(23.2)	427.4
Effect of foreign exchange on cash	1.7	0.1
Change in cash and cash equivalents	(325.0)	334.0
Cash and cash equivalents - beginning of the period	510.6	148.1
Cash and cash equivalents - end of the period	185.6	482.1

As at September 30, 2022, the Company had cash and cash equivalents of $185.6 million, short-term bank deposits of $206.7 million and working capital of $388.6 million, compared to cash and cash equivalents of $482.1 million and working capital of $476.1 million as at September 30, 2021.

In Q1 2022, the Company repaid its limited recourse loan facility balance and accumulated interest. The remaining undrawn available balance under the facility is $75 million.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for Caucharí-Olaroz is expected to be fully funded with its cash balance. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings. In Q4 2021, Q1 2022 and October 2022, Minera Exar obtained $70 million in third-party loans that were secured or guaranteed by Lithium Americas and/or Ganfeng to fund the project construction. Minera Exar is seeking to enter into additional loan arrangements of a similar nature in the future.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

Thacker Pass permitting and Feasibility Study costs, as well as Pastos Grandes, costs are expected to be funded from available cash on hand. The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project. The Company’s cash balance and proceeds from the at-the-market equity program (“ATM Program”) and the Underwritten Public Offering (as defined below) are expected to provide the Company with sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures until financing of Thacker Pass is complete or at least for the next eighteen to twenty-four months.

The timing and the amount of expenditures for Thacker Pass and Pastos Grandes are within the control of the Company due to its direct and sole ownership interests. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for the project require agreement between Lithium Americas and the project co-owner, Ganfeng.

On April 14, 2022, the Company submitted a formal application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technology Vehicles Manufacturing Loan Program. The application continues to advance per the established Department of Energy review process.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of its projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the nine months ended September 30, 2022, was $50.9 million compared to $36.7 million during the nine months ended September 30, 2021. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the nine months ended September 30, 2022 was $252.6 million, compared to $56.8 million used during the nine months ended September 30, 2021. During the nine months ended September 30, 2022, the Company invested $205.0 million in short-term bank deposits with a maturity within three to twelve months from the date of acquisition and interest rate ranging between 3%-4% per annum. The Company provided $56.2 million in loans to Exar Capital, invested $10.0 million in GT1, $5.0 million in Ascend Elements, and in relation to the Millennial acquisition, paid $5.0 million of transaction costs, $17.2 million of acquisition date payables, received $33.5 million in cash and received $20 million from the release of an escrow deposit.

Financing Activities

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.8 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.8 million. See Note 10 of the Company’s Q3 2022 financial statements for details regarding the terms of the Notes.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

The Company used a portion of the net proceeds from the Offering to repay in full its $205 million senior secured credit facility and to repay in Q1 2022, $24.7 million outstanding on its limited recourse loan facility balance. The remaining undrawn available balance under the facility is $75 million.

ATM Program and Underwritten Public Offering

ATM Program

As of September 30, 2022, the Company used approximately $39.6 million of the $96.8 million in net proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed an underwritten public offering (the “Underwritten Public Offering”) of 18.2 million common shares, including 2.3 million common shares under an over-allotment option, at a price of $22.00 per share, for approximate gross proceeds to the Company of $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of September 30, 2022, the Company used approximately $89.9 million of the net proceeds from the Underwritten Public Offering including $71.1 million on pre-construction and engineering costs for Thacker Pass and $18.8 million on interest expense due under the Senior Credit Facility and the Convertible Notes. The balance of funds has not been deployed to date.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering substantially as disclosed in the prospectus supplement for the Underwritten Public Offering, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set out in the supplement. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering. See the risk factors set out in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and the documents incorporated by reference therein for further details regarding factors that may cause actual use of proceeds to differ from the intended use of proceeds.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	135.0 million
Restricted Share Units (RSUs)	2.4 million
Deferred Share Units (DSUs)	0.3 million
Stock Options	0.7 million
Performance Share Units (PSUs)	0.8 million
Fully diluted number of common shares	139.8 million

Each of the classes of convertible securities is convertible to common shares on a one-for-one basis, except for PSUs. The number of shares issuable upon vesting of PSUs depends on the performance of the Company’s shares over a predetermined performance period as compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR for further details regarding the method for calculating PSU performance vesting.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Americas:

•

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.

•

Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L., were $3.8 million during the nine months ended September 30, 2022 (on a 100% basis).

During the nine months ended September 30, 2022, Minera Exar paid director’s fees to its president, who is also a director of the Company, of $56 thousand (2021 – $54 thousand) (on a 100% basis).

In Q1 2022, Minera Exar entered into a service agreement with a consortium owned 49% by a company controlled by the family of its president, who is also a director of Lithium Americas. The agreement is to service the Cauchari-Olaroz evaporation ponds, has a term of five years and has a total value over that time period of $94 million.

In addition to the loans from shareholders, in Q1 2022, Minera Exar obtained debt financing in the form of a $40 million loan from a third party to fund construction, which loan is secured with a letter of credit provided by Ganfeng, a project co-owner. The Company has provided a guarantee to Ganfeng for its 49% proportionate interest in the loan. In October 2022, Minera Exar obtained additional $20 million debt financing from a third party secured by a letter of credit provided by Exar Capital.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 6 and 11 of the Company’s financial statements for nine months ended September 30, 2022 filed on SEDAR.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Nine Months Ended September 30,
(in US$ million)	2022	2021
	$	$
Equity compensation	1.4	1.7
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2.1	1.3
Salaries, bonuses and benefits included in exploration expenditures	0.3	0.3
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	0.4	0.6
	4.2	3.9

Amounts due to directors and the executive management team as at September 30, 2022, include $0.3 million due to the independent directors of the Company for Q3 2022 directors’ fees:

(in US$ million)	September 30, 2022	December 31, 2021
	$	$
Total due to directors and executive team	0.3	0.7

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

CONTRACTUAL OBLIGATIONS

As at September 30, 2022, the Company had the following contractual obligations (undiscounted):

		Years ending December 31,
(in US$ million)	2022	2023	2024	2025 and later	Total
	$	$	$	$	$
Convertible senior notes	-	4.5	4.5	270.1	279.1
Accounts payable and accrued liabilities	5.6	-	-	-	5.6
Obligations under office leases¹	0.3	1.1	1.1	1.0	3.5
Other obligations¹	0.1	2.5	3.5	-	6.1
Total	6.0	8.1	9.1	271.1	294.3

¹Include principal and interest/finance charges.

The Company’s and the Company’s equity investees’ commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 6 of the Q3 2022 financial statements (filed on SEDAR), most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the warrants to purchase Arena Minerals shares, shares acquired as part of the investment in GT1 and Ascend Elements and the embedded derivatives in the convertible notes which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 20 “Financial instruments” of the Company’s financial statements for the nine months ended September 30, 2022 filed on SEDAR.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 6 of the Company’s financial statements for the nine months ended September 30, 2022 filed on SEDAR.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.3 million for Thacker Pass, as at September 30, 2022. The Company’s $1.4 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021, Thacker Pass plan of operations is $47.6 million. Financial assurance is expected to be placed with the agency prior to initiating construction.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Please refer to the Company’s annual MD&A for the year ended December 31, 2021, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2022, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2021, other than as described below.

Accounting for Acquisition of Millennial

The Company accounted for the acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to below as well as the following disclosure documents filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com: annual MD&A for the year ended December 31, 2021 in the section entitled “Risks and Uncertainties”, as well as the Annual Information Form for the year ended December 31, 2021 in the section entitled “Risk Factors”.

Activist Political Involvement

As a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States, Canada and Argentina where the Company has operations. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the US, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

the involvement of actors from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation and predominant connection to Canada and the US through its stock exchange listings, shareholder base and board composition, while at the same time having a historical connection with Chinese-based Ganfeng as a large shareholder, financier, joint venture partner and director nominee. This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the US, including the prospect of tax incentives and, potentially, financial support being made available for the development of Thacker Pass. The Company is also having to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which the Company will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western parties in its business. The Company had and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates, including steps under this policy. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, but does expect that over time it will result in some internal changes within the Company and constrain its ability to undertake business opportunities with actors from non-Western countries.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass can be found in the NI 43-101 technical report dated August 1, 2018, entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass project, Humboldt County, Nevada, USA” that was filed on SEDAR. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Copies of the technical reports, not included in this MD&A, are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education, and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company.

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s financial results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to a non-GAAP financial measure “working capital” which is not a measure recognized under IFRS in Canada and does not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

This non-GAAP financial measure does not have a standardized meaning under IFRS, may differ from financial measures used by other issuers, and may not be comparable to similar financial measures reported by other issuers. This financial measure has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

This measure should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Working capital: the difference between current assets and current liabilities.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Cauchari-Olaroz project and the Thacker Pass project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production, product quality, results thereof and expansion plans; the Company’s ability to fund, advance and develop its projects, including results therefrom and timing thereof; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project, significant increases to such estimates and ability to finance any such increases; timing, extent, approach, continuity or changes, milestones and plans to advance the Pastos Grandes project; plans to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected timing to provide an update on the production ramp-up schedule for the Caucharí-Olaroz project; expectations that funding requirements for Stage 1 of the Caucharí-Olaroz project will remain static, including in light of inflationary and other economic conditions; the Company’s ability to fund its development programs through debt or equity financing, including through government loan programs, and the expected outcome of debt or other financing strategies the Company is pursuing, including the ATVM loan program application; expectations concerning timing for completion of a feasibility study for the Thacker Pass project; that results from testing of the Thacker Pass flowsheet at the Lithium Technical Center will be successful; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for Thacker Pass; capital expenditures and programs; plans to advance an integrated lithium chemical supply chain in North America in cooperation with partners; the potential for partnership and financing scenarios for the Thacker Pass project; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to remain fully funded for a specified period of time, and raise capital or secure additional debt funding as needed to advance its projects; expected expenditures to be made by the Company on its properties; expected uses of proceeds from prior financings; the timing, cost, quantity, capacity and product quality of production of Cauchari-Olaroz, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; achieving successful results from the lithium technical development center testing facility for the Thacker Pass project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Cauchari-Olaroz project and the Thacker Pass project; timing, results, and completion of a feasibility study for the Thacker Pass project, along with expectations for a substantial increase to the capital cost estimation in the feasibility study as compared to the PFS and the factors expected to contribute to such increase; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz project; timings and outcomes of regulatory proceedings concerning water rights transfer applications for Thacker Pass; expected environmental impacts of the Thacker Pass project, elements of the project design including expectations that the project will utilize low levels of carbon and water; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

additional regulations on the Company’s operations; expected timing to complete emissions scoping studies; expected benefits from investments made in and collaborations with third parties, including expected benefits of the Cooperation Agreement with Arena Minerals and the Collaboration Framework with GT1; and the potential for partnership and financing scenarios for the Thacker Pass project, including potential funding through the ATVM loan program, and a potential separation between the U.S. and Argentina operations of the Company currently under evaluation.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project, the Thacker Pass project, and the Pastos Grandes project, and produce battery grade lithium;
•	a cordial business relationship between the Company and its co-owners of the Cauchari-Olaroz project, and successful development of the project;
•	the respective benefits and impacts of the projects when production operations commence;
•	settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production;
•	the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by continued growth in the electric vehicle market;
•	current technological trends;
•	the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•	continuing support of local communities and the Tribe for the Thacker Pass project, continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement;
•	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

•	impacts of inflation, currency exchange rates, interest rates and other general economic and stock market conditions;
•	the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in US dollars, unless stated otherwise)

•	estimates of and unpredictable changes to the market prices for lithium products;
•	exploration, development and construction costs for the Cauchari-Olaroz project, the Thacker Pass project, and the Pastos Grandes project;
•	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
•	reliability of technical data;
•

anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing;

•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•	availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass project;
•	the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the Company’s DOE loan application;
•	government regulation of mining operations and M&A activity, and treatment under governmental, regulatory and taxation regimes;
•	ability to realize expected benefits from investments in or partnerships with third parties;
•	accuracy of development budgets and construction estimates;
•	preparation of a development plan and feasibility study for lithium production at the Thacker Pass project;
•	preparation of a development plan for the Pastos Grandes project;
•	changes to the Company’s current and future business plans and the strategic alternatives available to the Company.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in the Company’s latest AIF available on SEDAR.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF and this MD&A. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF, which are available on SEDAR at www.sedar.com.

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